

September 24, 2012

Via Email
Ms. Maryann T. Seaman
Chief Financial Officer
FMC Technologies, Inc.
5875 North Sam Houston Highway West
Houston, Texas 77086

> **Re: FMC Technologies, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 1-16489**

Dear Ms. Seaman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2011

Financial Statements

Note 21 - Subsequent Event, page 69

1.   We understand from your disclosure under this heading, and in Note 4 to the financial statements in your 2012 second quarter interim report, that you acquired the remaining 55% interest of Schilling Robotics, LLC on April 25, 2012 in exchange for $282.8 million, and in accounting for this transaction, you revalued the 45% interest acquired in 2008 at $144.9 million to comply with FASB ASC 805-10-25-10. We understand that in acquiring the remaining interest you exercised an option obtained with your initial

interest and that the exercise price was based on a formula. Please explain the reasons the value ascribed to the 45% interest is substantially less than the value indicated by your recent purchase of the remaining 55% interest; it should be clear how you have properly considered this value indicator in computing the fair value of the 45% interest.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief